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PROCESSING
SEC MAIL
RECEIVED
NOV 23 2007
SECTION
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WASH., D.C.

SECU[redacted]SION

07008514

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 FOURTH AVENUE, SUITE 2200
(No. and Street)

SEATTLE	WA	98154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO SATRIAWAN 206-622-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN, LLP
(Name – *if individual, state last, first, middle name*)

665 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/1/7

OATH OR AFFIRMATION

I, LEO SATRIAWAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONAL SECURITIES CORPORATION, as of SEPTEMBER 30TH, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE E. GAY
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
MARCH 19, 2008

Signature

CHIEF FINANCIAL OFFICER
Title

JULIE GAY
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report of Independent Registered Public Accounting Firm on Internal Accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of National Securities Corporation and Subsidiary (a wholly-owned subsidiary of National Holdings Corporation) as of September 30, 2007, and the related consolidated statements of operations, stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Securities Corporation and Subsidiary as of September 30, 2007 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

November 16, 2007
New York, New York

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

September 30, 2007

ASSETS

CASH	$ 4,748,000
DEPOSITS WITH CLEARING ORGANIZATIONS	402,000
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	4,739,000
OTHER RECEIVABLES, Net of reserve for uncollectible accounts of $376,000	784,000
ADVANCES TO REGISTERED REPRESENTATIVES	4,010,000
SECURITIES HELD FOR RESALE, At market	1,191,000
SECURED DEMAND NOTE	500,000
FIXED ASSETS, Net	304,000
OTHER ASSETS	311,000
TOTAL ASSETS	$ 16,989,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued

September 30, 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS		$ 1,115,000
SECURITIES SOLD, BUT NOT YET PURCHASED, At market		77,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES		7,772,000
TOTAL LIABILITIES		8,964,000
SUBORDINATED BORROWINGS		500,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	$ --	
Additional paid-in capital	9,192,000	
Accumulated deficit	(1,667,000)	
TOTAL STOCKHOLDER'S EQUITY		7,525,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 16,989,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended September 30, 2007

REVENUES		
Commissions	$ 39,212,000	
Investment banking	9,097,000	
Interest and dividends	2,824,000	
Net dealer inventory gains	15,729,000	
Transfer fees and clearing services	4,075,000	
Advisory fees	1,819,000	
		$ 72,756,000
EXPENSES		
Commissions	52,247,000	
Employee compensation and related expenses (includes $137,000 of stock based compensation)	7,430,000	
Clearance fees	1,745,000	
Communications	1,717,000	
Occupancy and equipment costs	2,992,000	
Interest	69,000	
Professional fees	1,887,000	
Taxes, licenses and registration	632,000	
Other	1,611,000	
		70,330,000
NET INCOME		$ 2,426,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2007

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - October 1, 2006	100	$ --	$ 8,405,000	$ (4,093,000)	$ 4,312,000
Compensatory element of options granted by parent	--	--	137,000	--	137,000
Cash contribution from parent	--	--	650,000	--	650,000
Net income	--	--	--	2,426,000	$ 2,426,000
BALANCE - September 30, 2007	100	$ --	$ 9,192,000	$ (1,667,000)	$ 7,525,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended September 30, 2007

SUBORDINATED BORROWINGS - October 1, 2006	$ 1,000,000
Borrowings/repayments during the year	500,000
SUBORDINATED BORROWINGS - September 30, 2007	$ 500,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 2,426,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 148,000	
Compensatory element of options granted by National Holdings Corporation	137,000	
Changes in assets and liabilities:		
Deposits with clearing organizations	(102,000)	
Receivables with broker-dealers, clearing organizations and others	(1,595,000)	
Advances to registered representatives	(2,454,000)	
Securities held for resale, at market	(916,000)	
Securities held for resale, non marketable	402,000	
Other assets	(62,000)	
Payable to broker-dealers and clearing organizations	1,001,000	
Securities sold, but not yet purchased, at market	(85,000)	
Accounts payable, accrued expenses and other liabilities	4,058,000	
Deferred rent payable	(19,000)	
TOTAL ADJUSTMENTS		513,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,939,000
CASH USED IN INVESTING ACTIVITIES		
Purchase of fixed assets		(147,000)
CASH PROVIDED BY FINANCING ACTIVITIES		
Contribution from parent		650,000
NET INCREASE IN CASH		3,442,000
CASH - October 1, 2006		1,306,000
CASH - September 30, 2007		$ 4,748,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS, Continued

For the Year Ended September 30, 2007

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year:

Interest	$	69,000
Income taxes	$	3,000

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES:

Prepayment of secured demand note	$	500,000

See notes to consolidated financial statements.

NOTE 1 - Organization

National Securities Corporation and Subsidiary, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of National Holdings Corporation ("NHLD").

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of National and its wholly-owned subsidiary, National Asset Management, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded on a trade date basis. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms, National Financial Services, LLC ("NFS"), Penson Financial Services, Inc. ("Penson") and Legent Clearing LLC ("Legent"). The interest is billed on the average daily balance of the margin account.

NOTE 2 - Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

Transfer fees are attached for each customer's security transaction, and are recognized as of the trade date.

Investment advisory fees are account management fees for high net worth clients. These fees are billed quarterly and recognized at such time that collection is probable.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. As of September 30, 2007, cash includes $5,000 of restricted cash.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Income Taxes

The Company reports its income for federal tax purposes on a consolidated basis with NHLD on a tax allocation arrangement; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount may not be realized.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses and other liabilities approximate fair value based on the short-term maturity of these instruments.

NOTE 2 - Summary of Significant Accounting Policies, continued

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2007, the Company has determined that there has been no impairment of its long-lived assets.

Other Receivables
The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and is included in other expenses in the accompanying consolidated statement of operations.

Advances to Registered Representatives
Advances are given to certain registered representatives as an incentive for their affiliation with the Company. The representative signs an independent contractor agreement with National for a specified term, typically a three-year period. The advance is then amortized on a straight-line basis over the amount of time the representative is obligated to be affiliated with National, and is included in commissions expense in the accompanying consolidated statement of operations. In the event the representative's affiliation with National terminates prior to the fulfillment of their contract, the representative is required to repay the unamortized balance.

Valuation of Securities Owned - Marketable and Non-Marketable
Marketable securities which consist of publicly traded unrestricted common stock and bonds are valued at the closing price on the valuation date.

Non-marketable securities which consist of non-tradable warrants exercisable into freely trading common stock of public companies are carried at fair value as determined in good faith by management.

NOTE 2 - Summary of Significant Accounting Policies, continued

New Accounting Pronouncements

In July 2006, the FASB released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and reporting for uncertainty in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The provisions of FIN 48 are effective for the Company for its fiscal year commencing October 1, 2007. Earlier adoption is permitted as of the beginning of an enterprise's fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to accumulated deficit as of the beginning of the period of adoption. The Company is evaluating the impact that the adoption of this pronouncement will have on the consolidated financial position, results of operations, or cash flows of the Company.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses three clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients.

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying consolidated statement of financial condition, and/or (iii) charged as an expense in the accompanying consolidated statement of financial condition, based on the particular facts and circumstances.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued
The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At September 30, 2007 the uninsured cash bank balances was $4,890,000. The Company believes it is not exposed to any significant credit risks for cash.

NOTE 3 - Broker-Dealer and Clearing Organization Receivables and Payables

At September 30, 2007, receivables from broker-dealers and clearing organizations include fees and commissions. Amounts payable to brokers-dealers and clearing organizations includes principal securities purchased on margin.

NOTE 4 - Securities Owned and Securities Sold, But Not Yet Purchased, at Market

As of September 30, 2007, securities owned and securities sold, but not yet purchased include:

	Securities Owned	Securities Sold, But Not Yet Purchased
Government Obligations	$ 219,000	$77,000
Corporate Stocks	972,000	--
Total	$1,191,000	$77,000

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the consolidated statement of financial condition.

NOTE 5 - Fixed Assets

Fixed assets as of September 30, 2007 consist of the following:

	Amount	Estimated Useful Lives
Office machines	$ 138,000	5 years
Furniture and fixtures	186,000	5 years
Telephone system	34,000	5 years
Electronic equipment	699,000	3 years
Leasehold improvements	280,000	Lesser of terms of leases or useful lives
	1,337,000	
Less: accumulated depreciation and amortization	(1,033,000)	
	$ 304,000	

Depreciation and amortization expense for the year ended September 30, 2007 was $148,000.

NOTE 6 - Secured Demand Note/Subordinated Borrowings

Subordinated borrowings represent a secured demand note that was entered into between the Company and a related party. The secured demand note was entered into in accordance with the form prescribed by the FINRA, and it is accounted for in accordance with broker-dealer accounting SEC rule 15c3-1d. Accordingly, our balance sheet includes both an asset ("Secured demand note") and the corresponding liability ("Subordinated borrowings") in an identical amount. The secured demand note is available to compute net capital under SEC rule 15c3-1. The borrowings are subordinated to the claims of present and future creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

On February 1, 2001, the Company entered into a three-year secured demand note collateral agreement with an employee of the Company and a former Director of NHLD, to borrow securities, which can be used by the Company for collateral arrangements. These securities have been pledged through an unrelated broker-dealer, and have a borrowing value totaling $500,000. This note bears interest at 5% per annum with interest paid monthly. The Company and the holder have entered into a new secured demand note collateral agreement with a maturity date of March 1, 2008. Certain of the securities, totaling $163,000, have been pledged as collateral for security deposits for office leases under two letters of credit. In addition, $249,000 of such securities are being maintained in a separate account and designated for a security deposit for an office lease. No amounts have been drawn on either of these letters of credit.

NOTE 7 - Accounts Payable Accrued Expenses and Other Liabilities

Accounts payable accrued expenses and other liabilities as of September 30, 2007 consist of the following:

Commission payable	$5,120,000
Legal payable	65,000
Deferred rent payable	133,000
Other	2,454,000
Total	$7,772,000

NOTE 8 - Income Taxes

At September 30, 2007, the Company had available net operating loss carryovers of approximately $6,000,000 that may be applied against future taxable income and expire at various dates through 2023, subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not, that these tax benefits may not be realized.

Deferred tax asset:	
Net operating loss carryovers	$2,432,000
Reserve for uncollectible accounts	128,000
Other temporary differences	45,000
Total deferred tax assets	2,605,000
Deferred tax liability:	
Other temporary differences	2,000
Net deferred tax asset	2,603,000
Valuation allowance	(2,603,000)
Net deferred tax asset	$ --

During the year ended September 30, 2007, the valuation allowance declined by $560,000 due principally to the change in the Company's net operating loss carryovers, reserve for uncollectible accounts receivable and other temporary differences.

NOTE 8 - Income Taxes, continued

The primary difference between income tax expense at the federal statutory rate and actual tax expense is due to the utilization of net operating loss carryovers. The Company did not record a provision for income taxes due to the utilization of net operating losses.

NOTE 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2007, the Company is required to maintain a minimum net capital of $250,000. The net capital and excess net capital amounts for the Company are as follows:

Net capital	$2,384,000
Excess net capital	$2,134,000

NOTE 10 - Commitment

Leases
As of September 30, 2007, the Company leases office space and equipment in various states expiring at various dates through 2012 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30,	Amount
2008	$1,556,000
2009	584,000
2010	562,000
2011	579,000
Thereafter	443,000
Total	$3,724,000

The total amount of the rent payable under the lease is recognized on a straight line basis over the term of the lease, As of September 30, 2007 the Company has recognized deferred rent payable of $133,000 which has been included as part of accounts payable, accrued expenses and other liabilities. Rental expense under all operating leases for the year ended September 30, 2007 was $1,781,000.

NOTE 10 - Commitment, continued

Guarantees
The Company has secondarily guaranteed a lease of one of its branch offices, in the amount of $25,000 at September 30, 2007.

NOTE 11 - Contingencies

The Company is a defendant in various arbitrations and administrative proceedings, lawsuits and claims seeking damages of approximately $1,000,000 to The Company believes such claims are substantially without merit, and estimates that its liability, primarily for legal defense costs, could approximate $200,000 (exclusive of unspecified punitive damages related to certain claims and inclusive of expected insurance coverage). These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time.

NOTE 12 - Employee Benefits

The Company has a defined 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2007, the Company made no contributions to the Plan.

NOTE 13 - Clearing Agreements

In April 2005, National entered into an agreement with NFS that became effective in June 2005 to be the Company's primary clearing broker. The clearing agreement includes a termination fee if National terminates the agreement without cause. In June 2005 National entered into a clearing agreement with Penson for the purpose of providing other clearing services that are not provided by NFS. Additionally, in June 2007, National entered into a clearing agreement with Legent for the purpose of providing clearing services that are not provided by NFS and to maintain a pre-existing clearing relationship for brokers newly associated with National.

NOTE 14 - Compensatory Element of Options Granted

During the year ended September 30, 2007, NHLD, on behalf of National, granted 1,150,000 options to individuals to purchase common stock of NHLD. The options have a life of five years, are exercisable at prices from $1.30 to $2.50 and will vest over a period of one to four years. The fair value of the option grants was determined to be $991,000 which the Company will amortize over the vesting period of the option. Accordingly the Company recorded a stock-based compensation charge for the year ended September 30, 2007 of $137,000.

The Black-Scholes option valuation model was used to estimate the fair value of the options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. The principal assumptions used in applying the Black-Scholes model along with the results from the model were as follows:

Assumptions:	
Risk-free interest rate	4.4%
Expected life, in years	3.0
Expected volatility	83.0%
Dividends	0.0%

As of September 30, 2007, there was $878,000 of total deferred compensation costs related to share-based compensation arrangements. Such costs will be charged ratably over the remaining vesting term.

NOTE 15 - Subsequent Event

In November 2007, the NHLD entered into a definitive merger agreement with vFinance, Inc., a publicly traded company, who's wholly owned subsidiary is also a registered broker-dealer with a similar business to National. The merger agreement is subject to numerous conditions, including: satisfactory completion of due diligence, finalization of the terms of the combination and structure of the transaction, execution of definitive transaction documents, compliance with state and federal securities laws and regulations, and corporate, shareholder and regulatory approvals. However, no assurance can be given that the Company will complete a final merger agreement with vFinance, Inc.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2007

NET CAPITAL		
Total stockholder's equity	$ 7,525,000	
Add: subordinated borrowings allowable in computation of net capital	500,000	
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		$ 8,025,000
DEDUCTIONS AND CHARGES		
Nonallowable assets:		
Other receivables	784,000	
Advances to registered representatives	4,010,000	
Fixed assets	304,000	
Other assets	311,000	
		5,409,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		2,616,000
HAIRCUTS ON SECURITIES		
Corporate stocks	193,000	
U.S. government obligations	13,000	
Undue concentration	26,000	
		232,000
NET CAPITAL		$ 2,384,000

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

	September 30, 2007
COMPUTATION OF ALTERNATE CAPITAL REQUIREMENT 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ --
MINIMUM NET CAPITAL REQUIREMENT - Electing the alternative method	$ 250,000
NET CAPITAL REQUIREMENT - Greater of minimum net capital requirement or 2% of aggregate debit items under the reserve requirement	$ 250,000
EXCESS NET CAPITAL - Net capital less capital requirement	$ 2,134,000
NET CAPITAL - In excess of 5% of combined aggregate debit items or $120,000	$ --

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of National Securities Corporation and Subsidiary (the "Company") for the year ended September 30, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives.

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

November 16, 2007
New York, New York

NATIONAL SECURITIES CORPORATION
AND SUBSIDIARY
(A Wholly-Owned Subsidiary of National Holdings Corporation)

(SEC I.D. No. 8-164)

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended September 30, 2007

END